The Company awarded a contract of Integrated Taxation Information System for the Tax Renovation Plan

Date of events: 2014/04/01

Contents:

1.	Date of occurrence of the event: 2014/04/01

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”): head office

4.	Reciprocal shareholding ratios: N.A.

5.	Name of the reporting media: N.A.

6.	Content of the report: Chunghwa Telecom signed the contract, amounting NT$925 million, of Integrated Taxation Information System for the Tax Renovation Plan with the Fiscal Information Agency, Ministry of Finance on April 1, 2014. The term of the contract commences on April 1, 2014 and ends on March 31, 2017.

7. Cause of occurrence: The contract is for maintaining the ”Integrated Taxation Information System for the Tax Renovation Plan”.

8.	Countermeasures: None.

9.	Any other matters that need to be specified: None.